1279046

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
[redacted]ASHINGTON, D.C. 20549

No Act

DIVISION OF
MARKET REGULATION

04000745

PROCESSED
FEB 13 2004
THOMSON
FINANCIAL

January 5, 2004

Mr. John J. Nicholas
Vice President and
Director of Securities Compliance
Fimat USA, Inc.
630 Fifth Avenue, Suite 500
New York, NY 10111

Act	Securities Exchange Act of 1934
Section	15(c)(3)
Rule	15c3-1b
Public Availability	January 5, 2004

Re: Short Option Value Charge Relief for Options on Interest Rate Futures

Dear Mr. Nicholas:

This responds to your letter dated September 27, 2002, and telephone conversations with staff of the Division of Market Regulation ("Division"), in which you request, on behalf of Fimat USA, Inc. ("Fimat"), relief from the deduction referred to herein as the "short option value charge," required by subparagraph (a)(3)(x) of Appendix B to Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Exchange Act").[1] The short option value charge requires that a broker-dealer, when calculating net capital under Rule 15c3-1, deduct from its net worth four percent of the market value of certain options granted (sold) by option customers on or subject to the rules of a contract market.

I understand the relevant facts to be as follows: Fimat is registered as a broker-dealer with the Securities and Exchange Commission ("Commission") and as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). In connection with its business, Fimat provides institutional and individual clients with a range of hedging and investment products, including futures, options, and securities. In your letter, you represent that Fimat executes and clears transactions in options on interest rate futures for certain large institutional clients primarily engaged in commercial financial activities (*e.g.*, banks and mortgage companies). You represent that these clients often use options on interest rate futures to hedge against existing or future interest rate risk arising in their business activities. With regard to these clients, you represent that Fimat is often required to deduct significant percentages of its net worth pursuant to the short option value charge.[2]

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1 17 CFR 240.15c3-1b(a)(3)(x).

2 The CFTC rescinded the short option value charge in subparagraph (c)(5)(iii) of its net capital rule, Rule 1.17 under the Commodity Exchange Act (17 CFR 1.17). *See* 63 FR 32725 (June 16, 1998). Because the requirements of Exchange Act Rule 15c3-1 and CFTC Rule 1.17 are both applicable to entities registered dually as broker-dealers and futures commission merchants, staff in the Division are reviewing deductions by broker-dealers under the short option value charge to determine what action, if any, should be taken to align the provisions of Rule 15c3-1 with Rule 1.17.

920298

Because the institutional clients referenced in your letter are well-capitalized, highly-rated financial institutions actively involved in commercial financial activities, you request relief from the charge that Fimat is required to take when these clients execute hedging transactions involving short options on interest rate futures. You represent that risk associated with short options transactions executed by these clients is actively monitored and controlled by Fimat on a daily basis.

Based on your representations, the Division will not recommend enforcement action to the Commission if Fimat, when computing its short option value charge under subparagraph (a)(3)(x) of Appendix B to Rule 15c3-1, does not include short options on interest rate futures that are part of a "bona fide hedging transaction," as that term is defined in CFTC Rule 1.3(z),[3] provided that such positions are carried for the accounts of customers that: (1) directly, or through affiliates, engage in commercial financial activities that result in exposure to interest rate risk; (2) have a net worth, computed in accordance with generally accepted accounting principles ("GAAP"), of at least $50 million or are guaranteed subsidiaries of a parent that has a GAAP net worth of at least $50 million; and (3) have investment grade ratings for senior unsecured long-term debt or commercial paper by a nationally recognized statistical rating organization or are guaranteed subsidiaries of a parent that has such ratings. This relief only applies to options on interest rate futures traded on boards of trade designated by the CFTC as contract markets under the Commodity Exchange Act, and does not alleviate Fimat from deducing the short option value charge on other short option positions carried by the firm when applicable.

You should be aware that this is a staff position with respect to enforcement only and does not purport to express any legal conclusions. This position is based solely on the foregoing description. Factual variations could warrant a different response, and any material change in the facts must be brought to the Division's attention. This position may be withdrawn or modified if the staff determines that such action is necessary for the protection of investors, in the public interest, or otherwise in furtherance of the securities laws.

Sincerely,

Mark M. Attar
Special Counsel

cc: Susan DeMando, National Association of Securities Dealers, Inc.
Anne Glass, Chicago Mercantile Exchange Inc.

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3 17 CFR 1.3(z).

Athur

Fimat

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

SEP 30 2002

DIVISION OF MARKET REGULATION

BY FAX (202 942-9643) AND FEDERAL EXPRESS

September 27, 2002

Mr. Michael A. Macchiaroli
Associate Director
Division of Market Regulation
United States Securities and Exchange Commission
Mail Stop 10-1
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Fimat USA, Inc. – Relief from the Short Option Value Charge for Institutional Customers Active In The Financial Markets

Dear Mr. Macchiaroli:

Thank you again for meeting with us last week to discuss net capital issues that are very important to our Firm. As you suggested, we are submitting a request for relief from the short option value charge ("SOVC") for certain of our large institutional customers that hedge their exposure using options on financial futures. As we set forth below, we believe such relief is a necessary and appropriate extension of the SOVC relief previously granted by the Division of Market Regulation ("Division") in Man Financial, Inc., SEC No-Action Letter (April 21, 2001), ABN AMRO, Inc., SEC No-Action Letter (May 28, 2002), and Fimat USA, Inc., SEC No-Action Letter (May 23, 2002).

FIMAT

Fimat USA, Inc. ("Fimat") is registered as a broker-dealer ("BD") and futures commission merchant ("FCM") with the Securities and Exchange Commission ("SEC") and the Commodity Futures Trading Commission ("CFTC"), respectively. One of Fimat's primary businesses is providing institutional customers with a broad range of brokerage services, including the execution and clearing of futures, options and securities. A significant portion of Fimat's brokerage business involves the execution and clearing of hedging transactions in options on financial futures for institutions that either directly, or through their affiliates, engage in commercial financial activities.

Fimat USA, Inc.
630 Fifth Avenue
Suite 500
New York, NY 10111
Tel: (646) 557-9000
Fax: (646) 557-8480

The financial markets that the institutional customers use to hedge their exposure include the Chicago Board of Trade ("CBOT"), the Chicago Mercantile Exchange ("CME") and other regulated exchanges. The market and capital risks associated with these transactions are actively monitored and controlled by Fimat on a daily basis. Among other things, each account is margined using the SPAN methodology and both original and variation margin pays/collects are settled daily. In addition, each account is stress tested regularly for market volatility.

THE SEC'S NET CAPITAL RULE AND THE STAFF'S SOVC RELIEF

Subparagraph (a)(3)(x) of Appendix B to Rule 15c3-1 under the Securities Exchange Act of 1934 ("Exchange Act") requires BDs to take a SOVC for customers who sell options on commodity futures. The rule requires BDs, when calculating their net capital under Rule 15c3-1, to deduct from their net worth four percent (4%) of the market value of commodity options sold by their customers that are listed on or subject to the rules of an exchange. This daily charge can be significant for joint BD/FCMs that execute and clear short options trades for institutional customers seeking a hedge against their exposure for commercial business, and can put such firms at a disadvantage to competitor firms that register only as FCMs.

To address this problem in the energy markets, the Division provided relief to three different joint BD/FCMs (including Fimat) for the short options trading activities of certain well capitalized and highly rated institutional customers that sell options as a hedge against changing energy prices. Man Financial, Inc., SEC No-Action Letter (April 21, 2001), ABN AMRO, Inc., SEC No-Action Letter (May 28, 2002), Fimat USA, Inc., SEC No-Action Letter (May 23, 2002). Specifically, the Staff stated that a SOVC would not have to be taken for short options on energy-related products that "are part of a 'bona fide hedging transaction'" (as that term is defined in CFTC Rule 1.3(z)), provided that such positions are carried for customers that:

(1) directly (or through affiliates) produce, purchase, transport, or sell energy products;

(2) have a net worth, computed in accordance with GAAP, of at least $50 million or are guaranteed subsidiaries of a parent that has a GAAP net worth of at least $50 million; and

(3) have investment grade ratings for senior unsecured long-term debt or commercial paper by a nationally recognized statistical rating organization or are guaranteed subsidiaries of a parent that has such ratings.[1]

[1] The Staff also granted SOVC relief to certain Chicago Board Options Exchange ("CBOE") clearing brokers that carry the accounts of market makers and specialists who hedge their options positions by selling options on futures in the same product group. Chicago Board Options Exchange, Inc., SEC No-Action Letter (February 25, 1999). The Staff therefore has granted SOVC relief on both "tangible commodity" and "financial" futures products where, among other things, the trading activity constituted a bona fide hedge.

EXTENSION OF SOVC RELIEF TO THE FINANCIAL MARKETS

As we discussed with you last week, we believe that providing SOVC relief for options on financial futures – according to the specific requirements set forth in Man, ABN AMRO and Fimat – is a necessary and appropriate extension of the relief previously granted. First, such relief would be limited solely to institutional customers actively involved in commercial financial activities. Second, the relief would apply only to short options on financial futures that represent bona fide hedging transactions (as defined by CFTC Rule 1.3(z)). Third, the relief would be limited to institutional customers whose net worth, computed according to generally accepted accounting principles ("GAAP"), is at least $50 million, or who are subsidiaries of a parent that has a GAAP net worth of at least $50 million. Fourth, the relief would be limited to institutional customers with investment grade ratings for senior unsecured long-term debt issued by a nationally recognized statistical rating organization, or who are subsidiaries of a parent that has such ratings.

The extension of SOVC relief to options on financial futures under these specific circumstances is appropriate because, as in the energy markets, the relief would be available only to well capitalized, highly rated institutional customers (or their subsidiaries) who engage in short options not for speculative purposes but as commercial users seeking to hedge their normal business activities in a volatile market. In addition, similar to the energy markets, the market and capital risks associated with options on financial futures are actively monitored and controlled by BD/FCMs according to the rules of the regulated exchanges on which they are listed. Finally, the extension of SOVC relief to options on financial futures is necessary because, as in the energy markets, the joint BD/FCMs that execute and clear short options on such products are subject to significant capital charges that their competitor firms registered solely as FCMs are not.

FIMAT'S REQUEST FOR RELIEF

Fimat seeks relief from the SOVC charge only for institutional customers using options on financial futures to hedge commercial exposure as follows. Any such customer would (1) be actively involved in commercial financial activities, (2) have a net worth computed in accordance with GAAP of at least $50 million, or be a subsidiary of a parent with a GAAP net worth of at least $50 million, and (3) have investment grade ratings for senior unsecured long-term debt issued by a nationally recognized statistical rating organization, or be a subsidiary of a parent that has such ratings. We further represent that such relief would be taken only in connection with trades represented to us as being bona fide hedging transactions involving options on financial futures.

Thank you again for your consideration of this matter. Please do not hesitate to call the undersigned (at 646 557-8516) or Eileen Flaherty (at 646 557-8514) to discuss any questions or concerns you or your staff may have regarding our entitlement to such relief. We will not take any actions with respect to the Firm's SOVC until we have spoken with you or your staff on this matter.

Sincerely,

John J. Nicholas
Vice President and Director of Securities Compliance